# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Shattuck Labs, Inc., CIK 0001680367
CUSIP: 82024L103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 500 W 5th St., Austin, Texas (TX), 78701
Date of event which requires filing of this statement: 06/11/2026
Amends the filing with accession number 0000947871-25-000841
Filed by CIK 0001055951
Persons authorized to receive notices and communications: OrbiMed Advisors LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400; OrbiMed Capital GP IX LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400; OrbiMed Genesis GP LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400

## Reporting persons
- ORBIMED ADVISORS LLC (CIK 0001055951): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,021,127; sole dispositive power 0; shared dispositive power 9,021,127; aggregate amount beneficially owned 9,021,127 (9.99% of the class)
- OrbiMed Capital GP IX LLC (CIK 0001920574): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,517,606; sole dispositive power 0; shared dispositive power 7,517,606; aggregate amount beneficially owned 7,517,606 (8.33% of the class)
- OrbiMed Genesis GP LLC (CIK 0001808744): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,503,521; sole dispositive power 0; shared dispositive power 1,503,521; aggregate amount beneficially owned 1,503,521 (1.67% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Shattuck Labs, Inc.
Address of issuer's principal executive offices: 500 W 5th St., Austin, Texas (TX), 78701
Comment: This Amendment No. 1 ("Amendment No. 1") to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC ("OrbiMed Advisors"), OrbiMed Capital GP IX LLC ("OrbiMed GP") and OrbiMed Genesis GP LLC ("OrbiMed Genesis") (collectively, the "Reporting Persons") originally filed with the Securities and Exchange Commission (the "SEC") on September 2, 2025. This Amendment No. 1 is being filed to report that the Issuer filed a Rule 424(b)(5) Prospectus Supplement on June 11, 2026 in connection with its offer of Shares and pre-funded warrants. As described in Item 3 below, the Reporting Persons received pre-funded warrants to purchase an aggregate of 1,250,000 Shares in connection with this offer.

## Item 2. Identity and Background
Name of person filing:
OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended.
OrbiMed GP, a limited liability company organized under the laws of Delaware.
OrbiMed Genesis, a limited liability company organized under the laws of Delaware.
Carl L. Gordon, a United States citizen.
Sven H. Borho, a German and Swedish citizen.
W. Carter Neild, a United States citizen.
Geoffrey C. Hsu, a United States citizen.
C. Scotland Stevens, a United States citizen.
David P. Bonita, a United States citizen.
Peter A. Thompson, a United States citizen.
Matthew S. Rizzo, a United States citizen.
Mona Ashiya, a United States citizen.
Trey Block, a United States citizen.
Residence or business address: 601 Lexington Avenue, 54th Floor, New York, New York 10022.
Present principal occupation or employment:
OrbiMed Advisors is the managing member or general partner of certain entities as more particularly described in Item 6 below.
OrbiMed GP is the general partner of a limited partnership as more particularly described in Item 6 below.
OrbiMed Genesis is the general partner of a limited partnership as more particularly described in Item 6 below.
Carl L. Gordon is a member of OrbiMed Advisors.
Sven H. Borho is a member of OrbiMed Advisors.
W. Carter Neild is a member of OrbiMed Advisors.
Geoffrey C. Hsu is a member of OrbiMed Advisors.
C. Scotland Stevens is a member of OrbiMed Advisors.
David P. Bonita is a member of OrbiMed Advisors.
Peter A. Thompson is a member of OrbiMed Advisors.
Matthew S. Rizzo is a member of OrbiMed Advisors.
Mona Ashiya is a member of OrbiMed Advisors.
Trey Block is the Chief Financial Officer of OrbiMed Advisors.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: Item 2(a) is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On August 4, 2025, the Issuer entered into a securities purchase agreement with certain institutional accredited investors ("PIPE Investors"), pursuant to which, the Issuer agreed to issue and sell to the PIPE Investors in a private placement an aggregate of 15,225,158 Shares and, to certain PIPE Investors, pre-funded warrants (the "2025 Pre-Funded Warrants") to purchase up to an aggregate of 37,410,188 Shares and, in each case, accompanying warrants (the "2025 Common Warrants") to purchase up to an aggregate of 52,635,346 Shares, or in lieu thereof, 2025 Pre-Funded Warrants (the "PIPE"). The 2025 Pre-Funded Warrants and 2025 Common Warrants contain an exercise limitation that prohibits the holder from exercising the 2025 Pre-Funded Warrants and 2025 Common Warrants to the extent that after giving effect to such issuance after exercise the holder would beneficially own in excess of 9.99% of the number of Shares outstanding immediately after giving effect to the issuance of the Shares issuable upon exercise of the 2025 Pre-Funded Warrants and 2025 Common Warrants (the "Blocker"). The price per Share and accompanying 2025 Common Warrant is $0.8677. The price per 2025 Pre-Funded Warrant and accompanying 2025 Common Warrant is $0.8676. The PIPE closed on August 25, 2025.

In connection with the PIPE, OrbiMed Private Investments IX, LP ("OPI IX"), a limited partnership organized under the laws of Delaware, purchased 5,255,106 Shares and 10,111,384 2025 Pre-Funded Warrants, and also received 15,366,490 2025 Common Warrants and OrbiMed Genesis Master Fund, L.P. ("Genesis"), a limited partnership organized under the laws of the Cayman Islands, purchased 1,051,021 Shares and 2,022,277 2025 Pre-Funded Warrants, and also received 3,073,298 2025 Common Warrants. The source of funds for such purchases was the working capital of OPI IX and Genesis.

On June 8, 2026, the 2025 Common Warrants were exercised and converted into an equal amount of 2025 Pre-Funded Warrants. As a result, OPI IX owns 25,477,874 2025 Pre-Funded Warrants and Genesis owns 5,095,575 2025 Pre-Funded Warrants. The 2025 Pre-Funded Warrants and 2026 Pre-Funded Warrants (as defined below) are collectively referred to as the "Pre-Funded Warrants".

On June 9, 2026, the Issuer announced a public offering of an aggregate of 10,879,376 Shares at a price of $4.00 per Share and, in lieu of Shares to certain investors, pre-funded warrants (the "2026 Pre-Funded Warrants") to purchase up to an aggregate of 7,870,624 Shares at a price of $3.9999 per pre-funded warrant (the "Offering"). The pre-funded warrants have an exercise price of $0.0001 per share and are exercisable at any time after the date of issuance, subject to the Blocker. The public offering closed on June 11, 2026. In connection with the Offering, OPI IX purchased 1,041,667 2026 Pre-Funded Warrants and Genesis purchased 208,333 2026 Pre-Funded Warrants. The source of funds for such purchases was the working capital of OPI IX and Genesis.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer's capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following disclosure is based upon 90,274,893 outstanding Shares, which is comprised of (i) 87,559,893 Shares reported by Bloomberg L.P. on June 12, 2026 and (ii) 2,715,000 Shares underlying presently exercisable Warrants.

As of the date of this filing, OPI IX holds 5,255,106 Shares and presently exercisable Pre-Funded Warrants to purchase 2,262,500 Shares constituting approximately 8.33% of the issued and outstanding Shares, and Pre-Funded Warrants to purchase 24,257,041 Shares that are not exercisable due to the Blocker. OrbiMed GP is the general partner of OPI IX, pursuant to the terms of the limited partnership agreement of OPI IX, and OrbiMed Advisors is the managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP. As a result, OrbiMed Advisors and OrbiMed GP share power to direct the vote and disposition of the Shares held by OPI IX and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI IX. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI IX.

In addition, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OPI IX, caused OPI IX to enter into the agreements referred to in Items 3 and 6.

As of the date of this filing, Genesis holds 1,051,021 Shares and presently exercisable Pre-Funded Warrants to purchase 452,500 Shares constituting approximately 1.67% of the issued and outstanding Shares, and Pre-Funded Warrants to purchase 4,851,408 Shares that are not exercisable due to the Blocker. OrbiMed Genesis is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis, and OrbiMed Advisors is the managing member of OrbiMed Genesis, pursuant to the terms of the limited liability company agreement of OrbiMed Genesis. As a result, OrbiMed Advisors and OrbiMed Genesis share power to direct the vote and disposition of the Shares held by Genesis and may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by Genesis. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by Genesis.

In addition, OrbiMed Advisors and OrbiMed Genesis, pursuant to their authority under the limited partnership agreement of Genesis, caused Genesis to enter into the agreements referred to in Items 3 and 6.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) is incorporated by reference herein.
Transactions in the class effected during the past sixty days:
On June 8, 2026, OPI IX converted 15,366,490 2025 Common Warrants into 15,366,490 2025 Pre-Funded Warrants.
On June 8, 2026, Genesis converted 3,073,298 2025 Common Warrants into 3,073,298 2025 Pre-Funded Warrants.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed GP is the general partner of OPI IX, pursuant to the terms of the limited partnership agreement of OPI IX. Pursuant to this agreement and relationship, OrbiMed GP has discretionary investment management authority with respect to the assets of OPI IX. Such authority includes the power to vote and otherwise dispose of securities held by OPI IX. The number of outstanding Shares of the Issuer attributable to OPI IX is 7,517,606 Shares, which amount includes presently exercisable Pre-Funded Warrants to purchase 2,262,500 Shares and excludes Pre-Funded Warrants to purchase 24,257,041 Shares that are not presently exercisable. OrbiMed GP, pursuant to its authority under the limited partnership agreement of OPI IX, may be considered to hold indirectly 7,517,606 Shares, which amount excludes the Pre-Funded Warrants not presently exercisable.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Genesis is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis. Pursuant to this agreement and relationship, OrbiMed Genesis has discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power to vote and otherwise dispose of securities held by Genesis. The number of outstanding Shares of the Issuer attributable to Genesis is 1,503,521 Shares, which amount includes presently exercisable Pre-Funded Warrants to purchase 452,500 Shares and excludes Pre-Funded Warrants to purchase 4,851,408 Shares that are not presently exercisable. OrbiMed Genesis, pursuant to its authority under the limited partnership agreement of Genesis, may be considered to hold indirectly 1,503,521 Shares, which amount excludes the Pre-Funded Warrants not presently exercisable.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Advisors is the managing member of OrbiMed GP and OrbiMed Genesis, pursuant to the terms of the limited liability company agreements of OrbiMed GP and OrbiMed Genesis. Pursuant to these agreements and relationships, OrbiMed Advisors and OrbiMed GP have discretionary investment management authority with respect to the assets of OPI IX. OrbiMed Advisors and OrbiMed Genesis have discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power of OrbiMed GP to vote and otherwise dispose of securities held by OPI IX and the power of OrbiMed Genesis to vote and otherwise dispose of the securities held by Genesis. The number of outstanding Shares attributable to OPI IX is 7,517,606 Shares and the number of Shares attributed to Genesis is 1,503,521 Shares, which in each case, excludes the Pre-Funded Warrants held by OPI IX and Genesis that are not presently exercisable due to the Blocker.

Mona Ashiya ("Ashiya"), a member of OrbiMed Advisors, is a member of the Board of Directors of the Issuer and, accordingly, OrbiMed Advisors and OrbiMed GP may have the ability to affect and influence control of the Issuer. From time to time, Ashiya may receive stock options or other awards of equity-based compensation pursuant to the Issuer's compensation arrangements for non-employee directors. Pursuant to an agreement with OrbiMed Advisors and OrbiMed GP, Ashiya is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to OrbiMed Advisors and OrbiMed GP, which will in turn ensure that such securities or economic benefits are provided to OPI IX.

Registration Rights Agreement

In connection with the PIPE, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") with the PIPE Investors, including OPI IX and Genesis, pursuant to which the Issuer agreed that, within 30 calendar days after the closing of the PIPE, the Issuer will file with the SEC (at the Issuer's sole cost and expense) a registration statement registering the resale of the Shares purchased in the PIPE.

The foregoing descriptions of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit 2 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
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Exhibit Description
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1. Joint Filing Agreement among OrbiMed Advisors LLC,
OrbiMed Genesis GP LLC, and OrbiMed Capital GP IX LLC.
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2. Registration Rights Agreement (incorporated by reference to
Exhibit 10.2 to the Issuer's Current Report on Form 8-K (File No. 001-39593)
filed with the SEC on August 5, 2025.
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## Signatures
- ORBIMED ADVISORS LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member (06/15/2026)
- OrbiMed Capital GP IX LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member of OrbiMed Advisors LLC (06/15/2026)
- OrbiMed Genesis GP LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member of OrbiMed Advisors LLC (06/15/2026)